Filed by CoStar Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CoreLogic, Inc.

Commission File No.: 001-13585

The following is a transcript of the full year and fourth quarter 2020 earnings conference call hosted by CoStar Group, Inc. (“CoStar Group”) on February 23, 2021.

Company Participants

Andrew C. Florance, CoStar Group, Inc. – Founder, Director, President & CEO

Scott T. Wheeler, CoStar Group, Inc. – CFO

Bill Warmington, CoStar Group, Inc. – Vice President, Investor Relations

Other Participants

Brett Richard Huff, Stephens Inc., Research Division—MD

Jeffrey P. Meuler, Robert W. Baird & Co. Incorporated, Research Division—Senior Research Analyst

Keen Fai Tong, Goldman Sachs Group, Inc., Research Division—Research Analyst

Mario J. Cortellacci, Jefferies LLC, Research Division—Equity Analyst

Peter Corwin Christiansen, Citigroup Inc. Exchange Research—Research Analyst

Ryan John Tomasello, Keefe, Bruyette, & Woods, Inc., Research Division—Analyst

Stephen Hardy Sheldon, William Blair & Company L.L.C., Research Division—Analyst

Sterling Auty, JPMorgan Chase & Co, Research Division—Senior Analyst

Call Transcript

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the CoStar Full Year and Fourth Quarter 2020 Group Earnings Conference Call.

I would now like to turn the call over to your speaker today, Mr. Bill Warmington. Please go ahead, sir.

Bill Warmington

Thank you, Angela. Good evening, and thank you all for joining us to discuss the fourth quarter and year-end 2020 results of the CoStar Group.

Before I turn the call over to Andy Florance, CoStar’s CEO and Founder, and Scott Wheeler, our CFO, I would like to review our safe harbor statement. Certain portions of the discussion today may contain forward-looking statements, including the company’s outlook and expectations for the first quarter and full year 2021. Forward-looking statements involve many risks, uncertainties, assumptions, estimates and other factors that can cause actual results to differ materially from such statements. Important factors that can cause actual results to differ include, but are not limited to, those stated in CoStar’s press release issued earlier today and in our filings with the SEC, including our most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q under the heading Risk Factors. All forward-looking statements are based on information available to CoStar on the date of this call. CoStar assumes no obligation to update these statements, whether as a result of new information, future events or otherwise.

Reconciliation to the most directly comparable GAAP measures of the non-GAAP financial measures discussed on this call, including EBITDA, adjusted EBITDA, non-GAAP net income and forward-looking non-GAAP guidance are shown in detail in our press release issued today, along with definitions for those terms. The press release is available on our website located at costargroup.com under Press Room. As a reminder, today’s conference call is being webcast, and the link is also available on our website under Investors. Please refer to today’s press release on how to access the replay of this call.

And with that, I would like to turn the call over to our Founder and CEO, Andy Florance.

Andrew C. Florance—CoStar Group, Inc.—Founder, Director, President & CEO

Thank you. Well done, Bill. You really did that preamble beautifully. And I have to say, I’m reflecting that, in your career, you’ve probably listened to easily 10,000 earnings calls, and now you’re actually reading the preamble. So this is a big day for you.

Okay. Well, good evening, everyone else, and thank you for joining us for CoStar Group’s Fourth Quarter and Full Year 2020 Earnings Call. And I just assume all of you are as excited as I am to be here tonight. So welcome.

Total revenues for the full year 2020 were $1.66 billion, which is a 19% year-over-year growth rate and $9 million ahead of the top end of our guidance range given in late October. Quarterly sales bookings were a solid $49 million with second half bookings rebounding 24% versus the first half of 2020.

Our profit performance was equally strong, delivering full year 2020 adjusted EBITDA of $553 million, an increase of 9% year-over-year and $23 million above the high end of our guidance given in October. What I believe is even more impressive, despite the severe disruption of our customers and our teams caused by the pandemic in March, is that our financial results are either in line with or exceed the initial full year guidance forecast we provided in February of last year. CoStar Group is absolutely a resilient business.

In addition to the strong financial performance of our businesses in 2020, over the course of the year we raised $1.7 billion in equity and launched our initial $1 billion bond offering with an investment credit rating — investment-grade credit rating. Our Marketplace businesses, particularly Apartments.com network, hit record highs across all of our metrics. We also closed 3 important acquisitions in 2020, Ten-X, Emporis and Homesnap. Ten-X positions us with nearly perfectly countercyclical business and an opportunity to leverage digital marketplaces into greater commercial real estate liquidity. Emporis extends our reach with content on hundreds of thousands of properties around the world. With the addition of Homesnap in December, we expanded our addressable market beyond commercial real estate into residential. Overall, 2020 was clearly a transformative year. And as we look ahead to 2021, our strong balance sheet and acquisition track record position us to successfully pursue multiple large growth opportunities through organic investment and M&A.

Before we get further into our results, I want to briefly address where we stand with our recently announced offer to acquire CoreLogic.

One week ago today, we delivered a letter to the Board of Directors of CoreLogic setting forth the terms of a superior proposal to acquire CoreLogic. Under the terms of the proposal, CoreLogic shareholders would receive 0.1019 shares of CoStar Group common stock in exchange for each share of CoreLogic common stock, representing a value of approximately $95.76 per share based on CoStar Group’s closing share price on February 12, 2021. And as I describe the CoreLogic offer, I’ll be using that closing share price and all the share prices relative to that day.

The CoStar proposal implies pro forma diluted ownership of approximately 16.2% in the combined entity for current CoreLogic stockholders. CoStar Group’s offer is clearly superior to offer to the CoreLogic shareholders in immediate value. Our all-stock merger with CoreLogic improves the value of their pending transaction with Stone Point by 20% based on the date of the offer.

More importantly, we believe that with hundreds of millions of dollars of identified synergies, which I will discuss in a bit more detail, the implied ownership of our proposal provides substantial value upside, which we believe would deliver value in excess of $105 per share to CoreLogic stockholders over time.

CoStar’s Group’s stock is a solid currency and has performed exceptionally well through the decades, driven by solid fundamentals, such as our compound annual revenue growth of 21% over the past 20 years, similarly 21% over the last 10 years and 19% over the last 5 years. With consistent growth and a huge addressable market, CoStar Group’s share price has appreciated 496% over the past 5 years, 1,491% over the past 10 years, 3,640% over the past 20 years and 10,342% since our IPO. CoStar stock has consistently proven equally as valuable as cash.

In addition to our all-stock offer, we plan to invest approximately $2 billion to pay down CoreLogic’s existing debt and another $500 million to $1 billion to unlock the value of the company’s assets.

We believe the combination will create long-term growth opportunities that will help support double-digit revenue growth for the combined company for many years to come. This combination would triple CoStar Group’s total addressable market by combining the global leader in digitizing commercial property with a global leader in digitizing residential real estate. We estimate that globally commercial properties have an aggregate value of $66 trillion, and residential properties have an aggregate value of $114 trillion. Combined, these companies will be very well positioned for growth, meeting the information analysis and marketing needs of the $180 trillion global real estate industry. The global value of real estate is twice the value of all public companies combined.

We believe that we can significantly accelerate CoreLogic’s organic growth rate. CoStar Group has a well-established track record of acquiring slow-growth companies constrained with single-digit organic growth rates and have managed them to become fast growth companies with double-digit organic growth rates. In the 3 years prior to CoStar Group acquiring LoopNet, revenues on average were negative 2.3% a year. In the past 2 years, LoopNet has grown almost 20% a year. And already, we have grown LoopNet’s revenue more than fourfold since acquisition. In the 3 years prior to acquiring Apartments.com, revenue grew at 7.7% a year on average. In the past 3 years, Apartments.com has grown almost 30% a year on average. Already, we have grown Apartments.com’s revenue by more than 6.5x. We believe that with product enhancements, new products, more direct selling, cross-selling, selling to new audiences and segments and integrated product offerings, there is a similar opportunity to significantly increase CoreLogic’s organic growth rate.

CoStar Group is the perfect strategic partner for CoreLogic, and together, we can drive transformative innovation. CoStar Group provides commercial real estate solutions, and CoreLogic provides distinct residential real estate solutions to brokerage firms and real estate agents, banks, lenders, local, state and federal agencies, property owners, developers, investors, appraisers and firms selling solutions to the people and companies that use real estate. A very large percentage of these organizations have an interest in both residential and commercial, but today have to purchase different solutions from CoStar Group and CoreLogic to meet their complete real estate needs. Using disparate point solutions is inconvenient and reduces the value of their respective offerings. This is a strategic acquisition that will provide our combined clients with integrated solutions across all the relevant real estate sectors.

The combined company expects to eliminate the artificial difference between commercial and residential real estate digital solutions. We believe that these integrated solutions will create massive cross-selling opportunities, significantly increasing product uptake sales and hundreds of millions in revenue synergies. CoreLogic has approximately 150 professionals in its sales organization, and CoStar Group has 1,060. In combination, when you put these companies together, we have the resources necessary to realize the potential cross-selling opportunity. We believe that many of the solutions CoStar Group so successfully offers today, which are only delivered to commercial real estate, can be extended into residential real estate. Marketplaces like Apartments.com and LoopNet are just 2 examples of these sorts of opportunities. Conversely, many of the products CoreLogic only offers to residential audiences today could also be offered to commercial real estate audiences. Property Tax Solutions, Appraisal Management, Symbility, Flood Data Solutions and Building Cost Data are just a few examples of these sorts of opportunities. We believe that by leveraging existing technology assets into new segments of real estate, the combined company can create additional significant new cross-selling revenue synergies.

Further, we believe that we can achieve all of these synergies while significantly reducing the volatility of CoreLogic’s revenue, which has historically experienced exposure to market cycles. Much of CoreLogic’s revenues are reoccurring, but that’s very different from being subscription revenue. Reoccurring revenue is volatile, while subscription revenue is much less so and has greater visibility, which allows CFOs to sleep better at night. CoStar Group has a track record of acquiring business with seasonal or cyclical revenue variances associated with reoccurring revenue and converting these businesses to predictable and stable subscription revenue. 80% of CoStar’s revenue is subscription-based, up from 67% 5 years ago. LoopNet, Apartments.com, ForRent.com and Apartment Finder were all businesses with only reoccurring revenue. In aggregate, we have now converted the vast majority of the revenue in those products to predictable subscription revenue. We sell our information services to banks for commercial loans, origination and surveillance on a subscription basis, while CoreLogic sells on an on-demand basis or on a recurring revenue basis. We believe there is a clear opportunity to convert that revenue and other CoreLogic revenue into more predictable subscription revenue. Since CoStar Group and CoreLogic serve very different industry segments with cycles that are generally not correlated, combining the companies will further diversify the revenue sources and create a more stable, combined revenue stream.

In addition to these attractive growth and revenue synergies, there are significant cost synergies in this combination because there are probably hundreds of millions of dollars in duplicative costs.

CoStar Group provides commercial real estate solutions, and CoreLogic provides residential solutions. And while the solutions that CoStar Group and CoreLogic provide are completely different, both companies invest heavily in very similar underlying technology processes that collect and create real estate information, including property data, photographs, drone imagery, maps, aerials, market analytics and analytic models. The basic technology required to search for listings and display data and photos and a map are the same, whether properties are office buildings or houses for sale. CoStar Group and CoreLogic, combined, will have nearly 10,000 personnel working as software developers, researchers and photographers all collecting similarly structured distinct but related real estate content. In combination, there’s vast potential to de-duplicate processes and achieve significant cost synergies.

Considering both revenue growth and cost synergies, a combination of the existing CoStar business with CoreLogic would result in $150 million to $250 million annual run rate EBITDA synergies. These synergies alone are worth over several billion dollars of value for our stockholders.

Throughout this process, CoreLogic’s advisers, our advisers, analysts’ reports and major CoreLogic shareholders who have done the analysis have agreed that there’s little antitrust risk in this combination. CoStar Group provides commercial property listings and analytics to commercial real estate brokers and owners and Internet marketplaces for lead generation for commercial properties for lease and sale. CoreLogic, on the other hand, aggregates publicly available property tax assessment data, publicly reported sales and mortgage transactions to provide various solutions needed in residential real estate. In addition, CoreLogic provides multiple listing services the software and hosting services they need to manage residential listings. Our respective companies are in completely different markets. CoStar and CoreLogic do not compete with one another in any way. No client or prospect ever chooses between buying a CoreLogic solution versus buying a CoStar Group solution. They cannot because our products are completely different. Given the presence of multiple providers of the publicly available data CoreLogic resells, there are simply no meaningful antitrust concerns in our view.

We believe that our February 16 proposal to CoreLogic would provide great value to the stockholders of both companies. We’re very excited, and we believe that the staff of both companies are very excited to have the opportunity to unlock the amazing possibilities this potential combination could create. The next step involves CoreLogic’s Board making a determination, and I hope they do soon, that CoStar’s offer is the superior offer. After that, Stone Point, I believe, will have the opportunity to improve their offer. We sincerely hope we can move forward without delay, as I’m confident that we could complete a deal rapidly, and we expect the transaction could close within 4 to 12 months.

At the end of this call, we look forward to taking your questions on our results that we’re announcing today, but we will not be taking any questions on CoreLogic, the offer or the possible transaction. I hope you can understand that the process we’re engaged in at this point is very sensitive, and open Q&A is not appropriate at this time in this forum. Thank you for your understanding on that.

Now let’s get on to the rest of our earnings call.

Despite all the dislocation and anguish of the pandemic, 2020 was a record year for our Marketplaces and especially for Apartments.com. People need a home in a pandemic more than ever. Virtual shopping in Apartments.com provide a safe alternative to touring apartments in person. More renters than ever are looking for a new apartment, and more research is taking place from home, with renters taking advantage of the innovative, virtual search tools available on Apartments.com and our network of websites. Renters took a breathtaking 170 million virtual tours on our site in 2020, twice as many as the year before. As you’re aware, Apartments.com has turned in strong performance several years in a row. And in 2020, we significantly increased our marketing spend to a record $221 million, up 44% versus 2019. We will not be increasing it again this year. In fact, it’s down a touch. The increased spend was clearly exceptionally effective, resulting in record site traffic of 1 billion network visits, according to Google Analytics, a 20% year-on-year. This extraordinary milestone reflects the company’s unmatched growth and investment, garnering over 160 million more visits than last year, strengthening our position as the nation’s leading network with more visitors than all other competitors. In total, visitors to Apartments.com viewed nearly 10 billion property pages in 2020.

When we look at the comScore stats, which allow us to compare against peers, the Apartments.com network had annual site traffic growth of 17%. In comparison, RentPath grew its total network site visits by 9%. I’ve heard others quote stronger growth, but those must be internal numbers, let’s say, because we were not able to corroborate them externally. For Apartments.com, our record traffic translated to a record annual net new sales that was up 35% versus 2019 and a full year record 2020 revenue of $599 million, a gain of 22% year-on-year and an addition of $120 million on a Q4 run rate basis. We expand the number of advertising properties by 10% year-over-year, adding over 5,000 new advertisers.

Clearly, all of our initiatives are paying off from our expanded sales force of the mid-market to our efforts to better serve the independent owner market. Just 1 year after launching our online rental tools, Apartments.com is processing nearly $18 million in monthly new rental payments and over $355 million in monthly rent in combination with our Cozy platform rental payments, which we are migrating into Apartments.com in the near future. That is $5.4 billion in annual rent payments now, which is a great start to build from in the years ahead.

We were disappointed that we were not able to close our proposed acquisition of RentPath, but believe our time and money was ultimately very well spent in the process. We and RentPath recognized going into the proposed acquisition that the antitrust hurdle could be significant since we were clearly competitors. The fact that RentPath was bankrupt made the failing firm defense a possible viable path. The inflection point first came down to our learning of a nonpublic rumor that a household name Internet giant shared their plans to launch a marketing solution that would be more directly competitive with both us and RentPath. While the giant intended to partner with us, they would clearly provide a potential competitive alternative. We felt, in the face of the giant entering this space, it was unlikely that the FTC would find that RentPath standalone represented any material or significant competitive impact. Hence, we felt the deal was likely to clear. However, during the process, the giant drew significant antitrust scrutiny of their own. And we have reason to believe that in conversations with the government, the giant pledged not to enter our space. As a result, 3 things happened. One, the giant did not enter our space, which is really good news. Secondly, the antitrust analysis and acquisition of RentPath shifted out of our favor, which was bad news. Third, in the FTC’s opinion, they say that their investigation concluded that Zillow is not an effective competitor to Apartments.com, which we enjoyed. So as a reward for the nearly a year we spent on RentPath, we had 4 of the 5 best-selling quarters in the history of Apartments.com, sold an all-time high of $37.5 million of new sales in the second quarter of 2020, and added over 5,000 new advertisers to our platform to the year-end at 57,828 and had over 1/3 of the properties that began the year advertising exclusively on RentPath decide to switch their marketing to Apartments.com. So I think you’ll agree that all in all, including with a break fee, it was not such a bad outcome for the process.

CoStar Suite enjoyed a strong finish to the year, recovering nicely after a brief pause earlier this year when we entered the pandemic. From a low base in Q2, CoStar Suite has doubled its net new sales for the second quarter in a row, demonstrating the resilience and mission-critical nature of the product.

A number of important CoStar product enhancements we invested in during 2020 are coming to fruition. And we’re just now beginning to roll out some groundbreaking new functionalities. We just launched the integration of a wealth of commercial mortgage-backed securities (CMBS) information, into CoStar. This continually updated CMBS information provides valuable insights into more than $1 trillion of outstanding commercial loans made to 100,000 commercial properties. This adds very valuable information on 90,000 of some of the largest commercial leases or tenants. It enables our customers to gain additional visibility into lease expirations and actual rental rates. Clients can use this information to attract new clients and influence their pricing or leasing decisions. The new information also presents regularly updated detailed building operating cost statements on 40,000 large properties. This information is very valuable to investors, tenants, brokers and developers who need to understand what like operating costs might be in a new property or as a performance cost comparison for properties that are already owned, leased or managed. Another important new value we’re now bringing to our clients is new visibility into the distress in thousands of properties. This visibility gives brokers, investors and even our own Ten-X salespeople insights into who may be pushed into divesting a property soon or who may not have the ability to fund necessary tenant improvements or who might be able to pay leasing commissions in a deal. This information is enhanced by the high-frequency market data CoStar provides on new leases and vacancies that are leading indicators as to whether or not the credit on certain loans is improving or deteriorating.

This newly integrated CMBS data gives our lender and mortgage banking clients great data on maturing loans revealing opportunities for them to originate new loans.

All this information adds additional value to our market economic analysis tools. With future releases, clients will be able to monitor, over time, geography and property type, overall new origination trends, default trends, expense trends, rental rate trends and a lot more. I’d like to give a big shout-out to John Vecchione and his team for the great work they’ve done here.

Another 2020 development initiative has been to integrate the STR data into CoStar Suite. We moved very quickly on that acquisition. Before I describe that, let me just say that in the year which has brought the hospitality industry to a complete standstill, the performance of STR has been nothing short of miraculous. Client retention was 97%, and subscription revenue in Q4 actually grew 5% year-over-year despite hotels seeing occupancy rates fall about 80% during the dark days of the first half of 2020. So again, STR, like the rest of CoStar Group, is resilient and appears to be almost countercyclical, but certainly downwardly resistant.

In the first quarter of 2021, we’ll be launching the hospitality data embedded into CoStar Suite, which we believe will be of significant interest to the 4,000 customers and 11,000 prospects we have that are exposed to hospitality industry. Combined, the CMBS tool with STR data, also creates a powerful tool for distressed assets, so the timing of our product launches is ideal. Our significant product enhancements include 250 new hospitality specific fields such as occupancy, average daily rate and RevPAR; 90,000 new enhanced hospitality property records; 50,000 new hotel sales comps, enhanced with relevant data, including brand, parent company and operator; and 22,000 new architectural quality hotel photos.

The most valuable aspect of this integration of unique high-frequency STR fully anonymized hospitality performance benchmarking data is the trend in market analysis value it will bring to our clients. For the first time anywhere, ever, our clients will be able to see aggregated hospitality performance by geography and property class through time. This daily, reliable trend information, occupancy and occupancy and rental rates and all that stuff, is super valuable to investors, lenders and operators who need to understand the risks and opportunities in these asset classes.

There will be another major STR upgrade and integration to CoStar later this year that will allow our benchmarking clients to access their information in CoStar in a dramatically more powerful and valuable way. We think that our new hospitality clients will value and see their performance in a much broader context of a wealth of hotel inventory sales comps, market analysis and forecasts. And also the new product will have portfolio-level analysis for our clients. I feel our STR team is doing some very inspired work in this area. And I’m confident that our STR clients will feel that we have delivered beyond expectations and our promise to enhance the STR technology platforms.

Finally, an update on the launch of our international product. Later this quarter, we expect to launch a new international polyglot multicurrency and Imperial/metric version of CoStar. We plan to open up the commercial real estate information our clients see from being domestic only to international. A client who has to now has only seen London data, will now open CoStar and see news information and analytics in the U.S., Canada, Europe and the rest of the world. Much institutional capital flow is in commercial real estate cross border. In fact, the majority of it. But until now, the information systems have been largely local. We think this change to our product will have a profound impact in the long term on the value we can deliver to investors, tenants and brokers that work across borders. As the pandemic travel restrictions ease in the future, we intend to initially further expand the breadth of information we provide on 15 additional European markets. The integration of the global Emporis data is going very well with 195,000 properties now loaded into CoStar Suite.

The international data sets and a number of our enhanced features are only available to our CoStar Suite customers and are not available to those customers that only subscribe to our CoStar Comps, Tenant and Property modules. Over the course of the next 12 to 18 months, we’re going to focus intently on reaching out to the thousands of firms that only subscribe to a subset the CoStar product and upsell them to the full capabilities of the full CoStar Suite product. We believe this upsell effort will be a significant revenue accelerator for CoStar, ultimately, because we can provide our clients more value more cost effectively by only producing the one Suite product. We intend to sunset selling the individual modules of CoStar.

All of these new features and future releases we’re currently working on give tens of thousands of prospective CoStar clients one more reason why they really should subscribe to CoStar.

Strong Q4 performance capped a breakout year for LoopNet that demonstrated the business’ growing traction and countercyclical characteristics. I believe the single most effective way to market commercial real estate today is online using the LoopNet Marketplace and its massive audience of millions of engaged tenants and investors. In 2020, we saw strong growth across all levels of our LoopNet advertising solutions. We have achieved strong success and high penetration with our standard advertising levels, and we are increasingly focused on driving revenue by selling differentiated ads to our clients that deliver more reach, frequency and branding benefit than our standard ad levels. On average, our top level, a Diamond ad, receives 172 times more exposure than does a standard ad. In addition, it receives nearly twice the frequency or repeat exposure of a standard listing. With our new investments in retargeting, we identified the most engaged prospects viewing Diamond ads. And we, on average, achieve a remarkable repeat frequency of them — with them of 172 times on a monthly basis. That’s excellent marketing saturation for our clients. Our top-tier ads, Diamonds, Platinums and Golds, provide unrivaled benefits such as professional photo shoots, 3D virtual tours, drone photography and individualized retargeting. Revenue for our higher-tier Diamond, Platinum and Gold advertising products grew 48% from $24 million in 2019 to $36 million in 2020, and net sales bookings of higher-tier advertising levels doubled. In comparison, Premium Listers, which are bundles of silver ads, the basic level or standard level, which are original advertising option, grew 17% year-over-year from $120 million in 2019 to $140 million in 2020. Property owners saw increasing value in our higher-tier advertising solutions with Q4 average revenue per listings up 94% from $481 to $936 per month per ad, with some of them moving into $5,000, $6,000, $7,000 a month.

Overall, LoopNet marketplace revenue grew 20% year-over-year in 4Q. Traffic showed strong growth with 37% year-over-year growth in monthly unique visitors, reaching a record average of approximately 8.9 million unique monthly visitors.

We believe that the evidence shows that we’re picking up speed with our LoopNet strategy, and a total addressable market is in the billions of dollars. We can interpolate revenue results on a relative GDP basis from a similar marketplace to LoopNet based in Australia and see clear evidence of a multibillion-dollar TAM opportunity. The current commercial real estate market economics are also ideal for LoopNet. With sharply rising availabilities across almost every U.S. market, there’s more demand than normal for advertising solutions to generate prospects to help owners and brokers convert their vacancies back into revenue. When we accelerated our marketing investment into Apartments.com based on its outperformance, we believe that we are able to look back and demonstrate a very attractive ROI on that investment. Because we believe we have a similar excellent investment opportunity to invest in LoopNet growth, we intend to significantly increase our sales force headcount, SEM investment, digital and broad-based media investments going into 2021.

As we’ve discussed previously, we’re building a dedicated LoopNet sales force alongside our CoStar Suite sales team. In Q4, we added 40 new dedicated LoopNet salespeople. These new dedicated reps in the CoStar Suite sales force continue to aggressively market and sell LoopNet products.

To complement our investments in Product and Sales, this year, we’re increasing our marketing program for LoopNet targeting all of our constituent networks, property owners, their brokers, tenants and investors. We’re launching our first media campaign this quarter across digital channels. This “Are you in the loop campaign?”, which launches this week, is focused on evaluating — I’m sorry, elevating the LoopNet brand to brokers, owners across digital channels, specifically larger metropolitan areas. These marketing efforts will supplement our growing sales force by increasing both awareness and our best-in-class marketing solutions.

We plan to release a broader media campaign a little bit later this spring, announcing LoopNet as the place for all spaces. This campaign will be broadcast across TV and other broad-based media outlets in an effort to generate mainstream awareness of the LoopNet brand. By reaching tenants and investors and becoming a more colloquial brand, LoopNet plans to replicate some of the successes Apartments.com has seen over the past few years.

In addition, we continue to intelligently invest in search engine marketing for relevant keywords. LoopNet already enjoys a considerable advantage for both organic and paid search rankings. I’m proud to say that LoopNet now ranks #1 for 125,000 relevant commercial keywords on Google, and our SEM spend is supporting that with a fourfold increase in investment since 2019. We will combine investments in SEM with retargeting programs for increased reach and frequency. LoopNet’s retargeting strategy taps into our extensive database of broker, owner, investor, tenant contacts and matches them with hyper relevant property ads that match their search criteria, increasing the reach of our property ads and placing our ads across the web on high-quality sites, including CNN and Yahoo!, Business Now, et cetera, et cetera. We also take into account unique data regarding which market tenants tend to relocate to or from to ensure we match them with the properties at the higher likelihood that they’re going to lease into. Keep in mind these investments made in LoopNet also will benefit Ten-X given the cross-pollination of traffic between those sister properties. And we view this rising tide as lifting both of these sites. Our LoopNet marketing investment in the first half of 2020 was $10 million, and we expect that investment to triple to $31 million in the first half of 2021. Overall, our LoopNet marketing investment is expected to be around $66 million for the year, which is double the $32 million we invested in 2020.

While we’re still in the early stages, we’re excited about the progress we’re seeing at LoopNet and think this is the time to increase investment in sales and marketing to help accelerate the conversion of that TAM into CoStar revenue.

And we’re nearing the end of my brief remarks, just about 20 minutes to go.

I’m very happy with the initial results we’re seeing as we combine the strengths of CoStar, LoopNet and Ten-X. The Ten-X revenue grew 14% Q4 2020 over Q4 2019, well ahead of our expectations. And Ten-X even generated a small profit in the quarter, the first time that has happened in many years. We’ve already made a number of improvements and investments to the business since we closed the acquisition in June, and those improvements are already delivering results.

We’re focused on driving a series of improvements to both the demand side and the supply side of Ten-X. We need to drive improvement in both areas in order to drive meaningful adoption and revenue growth. Improving the demand side means improving the number of qualified bidders that show up at our online auction events ready to bid. Improving the supply side means increasing the number of owners bringing valuable properties to the site with realistic pricing expectations. When you increase the demand side dramatically, it makes it much easier to attract more sellers for the supply side. Our first efforts have therefore focused on the demand side, and I’m very happy with the results. And more importantly, I think and know our clients are very happy with those results.

We’re leveraging the massive audiences of CoStar and LoopNet and promoting the Ten-X auction properties with the most prominent advertising placements on both of these sites. These internal ads are bringing thousands of new bidders to Ten-X. Properties for auction are now visible in both CoStar and LoopNet with rolling counters appearing on the properties for auction counting down to the time to sale.

In addition, we have dramatically increased our investment in Ten-X-related keyword marketing on Google. We’ve also used our massive database of active investment sales brokers, buyers and owners and have begun aggressively retargeting with them with display advertising across the Internet for specific relevant Ten-X auction properties. As a result, the exposure of auction properties in the Ten-X site has increased significantly with unique visitors doubling from Q3 to Q4, which is quite amazing.

Our efforts and investments are paying off, and we can see clear improvements in the demand side. The average number of fully approved bidders on an auction increased 153% from 4.2 in Q4 of 2019 to 10.7 in Q4 2020. The number of those watching bidders that engaged and placed a bid increased 66% from 2.2 in Q4 2019 to 3.6 in Q4 2020, on a per-property basis. This increase in demand had the result we wanted, which is the percentage of properties that came to auction successfully sold increased 42.6% going from 43.8% in Q4 2019 to 63% in Q4 2020. This is the so-called trade rate that’s now approaching double the industry average offline trade rate. Since we’re only paid when the property trades, this increase in trade rate resulted in an increase in our revenue.

Moving forward to 2021, we’re planning to continue focusing on investing, increasing the demand side, but we’ll begin to make significant investments in increasing the supply side. Success on both sides could have a very positive revenue growth impact.

The original pricing strategy for Ten-X was just a port from the offline auction world to the online auction world. I did not think it really made a whole lot of sense to do that, but moving on. The dynamics are completely different. If NASDAQ had simply stuck with the OTC pricing model, none of us would probably have ever heard of NASDAQ. Ten-X has historically charged the buyer a 5% fee. On the larger properties, that’s more in the broker’s commission. Ten-X has historically offered consistent rebates and discounts, which means their sticker price could scare people off, but their effective price was much less. Looking at the gross margin per sale, there’s plenty of room to reduce price with an eye to increasing volume and more than making up for the reductions in the volume of a vibrant marketplace we believe it will create. We expect this pricing simplification will create a modest near-term revenue headwind but ultimately will increase total platform volume, especially volume from first time users of the platform.

We’re expanding the sales force. Ten-X currently has only 25 salespeople, and we plan to grow that number significantly in 2021. In addition, we plan to leverage our team of over 1,000 CoStar market researchers whose daily contact with property owners and managers provides a great opportunity to source new properties for sale for Ten-X.

We’re making a very significant investment in marketing in 2021 to drive demand supply to Ten-X. We have developed a broad campaign for TV, digital media retargeting increased SEM. The tagline these campaigns will use is, “Don’t just sell it, Ten-X it.” This tagline focuses our prospects on the fact that a property is much more likely to sell online with Ten-X than it is offline and is likely to sell faster as well.

We plan to use a “Battle of the Bid” gamification campaign to drive visibility, traffic and traction with the broader real estate community in 2021. Hundreds of thousands of CRE, investors, owners and brokers will be invited to a number of Ten-X auctions, where they’ll be asked to guess what 10 properties will ultimately sell for in the auction. The more accurate the guess, the more likely to win. It will be a lot of fun, a lot of prizes, a lot of money. We think a lot of folks will show up and play. So we’re increasing our investment in Ten-X marketing by 400% from $9 million in 2020 to potentially $36 million in 2021, a fourfold increase.

We have made great progress on our Ten-X integration plans in 2020 and now is the right time to accelerate our investments to be ready to take full advantage of the expected increase in distressed assets coming to market. While it’s difficult to quantify the amount of timing and expected increase in distressed assets sales, current CBMS foreclosure rates are trending upwards and are now above levels seen at this stage in the last recession of 2008 and 2009. Our estimates indicate potentially hundreds of billions of dollars of distressed properties will materialize over the next 3 to 5 years, implying potential for hundreds of millions of dollars in revenue for Ten-X.

Now I’m going to skip the economy update section of my script and start moving closer to the CFO section.

The challenges of 2020 highlighted the strengths of CoStar’s business model. Our mission-critical, subscription-based products, combined with disciplined investments in the business, enabled us to deliver outstanding financial results. In 2021, we expect to deliver double-digit organic revenue growth and margin expansion while simultaneously investing very aggressively in LoopNet and Ten-X, and we believe in those investments. We’re going to use our strong balance sheet and successful acquisition track record to pursue multiple large growth opportunities.

At this point, I’m now going to turn the call over to our distinguished but still youthful CFO, Scott Wheeler.

Scott T. Wheeler—CoStar Group, Inc.—CFO

Well, thank you for that introduction. I will try and display my youthful figure as I march through my comments today. Thank you, Andy.

So 2020 was a great year for CoStar, both strategically and financially. And personally, at least I find it much easier to sleep at night with $3.8 billion in the bank, a negative leverage and a shiny, new investment-grade debt rating sitting on my nightstand.

Now we certainly staged a great comeback rally after the early pandemic scrambled our plans this past year, and we managed to beat the original 2020 profit guidance that we gave way back in February. I think it’s a great complement to the strength of our business model, the value of our products and the execution focus of our leaders and all of our teams. Of course, we still have a few exciting acquisitions along the way, and 2020 starts to feel like a typical year here at CoStar Group.

As Andy mentioned in his comments, we’re excited for the potential opportunity to add CoreLogic to our business, but I won’t be providing any financial comments nor will take any questions on this topic during the Q&A session. So on to some color on the results.

So revenue, as you heard Andy talk about, was up nicely in the fourth quarter. Margins were also improved in the fourth quarter. Our adjusted EBITDA grew over the year and from the third quarter, and we ended up outperforming the high end of our guidance by $23 million, which is a fantastic outcome, even as we continue to invest to support our future growth, which involves the marketing investments we made this year for Apartments.com and the increased marketing that we began later in the year for LoopNet.

Before I go through our sector results, you’ll notice that our EBITDA and our net income results for the fourth quarter and the full year of 2020 include one time costs related to the terminated RentPath purchase agreement. The proposed transaction was terminated in the fourth quarter, and we recorded a $59.5 million charge as part of our G&A expenses. This charge includes settlement of the termination fee for $52 million as well as the cost for extension payments that we made earlier in the year. The total $59.5 million charge is removed in our adjusted EBITDA calculation as nonrecurring, acquisition-related expenses. The approximate impact on net income for the year is $44 million or $1.15 per diluted share.

So on to our revenue by services. CoStar Suite grew 5% in the fourth quarter and 8% for the year, which is a little bit ahead of what we projected back in October. We’ve seen stronger-than-expected sequential performance in CoStar Suite in both sales and renewal rates, and we expect the quarterly growth in revenue will continue. We expect CoStar Suite growth in the 5% to 6% range for the year 2021 with the first quarter representing the low point of growth at around 3% to 4%, with the most significant and difficult comparables to get past for the next year. The CoStar Suite revenue growth is expected to increase sequentially throughout the year. We’ve not assumed any contract renewal rate increases in our outlook, although we anticipate that this could occur if the economic environment strengthens in the latter part of 2021.

Information Services revenue grew 16% in the fourth quarter and 47% for the full year and includes the impact of the STR acquisition, which we closed in mid-fourth quarter of 2019. Excluding STR, revenue in Information Services in 2020 was broadly in line with revenue in 2019 for both the full year and the fourth quarter. As we move past, finally, the high levels of one time implementation revenues that were in our 2019 results for the Real Estate Manager business. Subscription revenue growth remained strong in Real Estate Manager, up 11% in the fourth quarter and increasing 13% for the full year of 2020.

STR results in 2020 were very encouraging as we work to integrate STR data and products into CoStar. As we all know, the hospitality sector sort of took it on the chin in 2020, with hotel revenue per available room down as much as 50% in the U.S. and up to 90% in some European markets. Nevertheless, STR proved vital to the operations of our hotel customers, and our revenues grew in the fourth quarter sequentially, up 5% to 6% over the third quarter of the year. Retention rates on STR subscriptions remain over 95%. And STR subscription revenues increased in both the third and fourth quarters of this year, a strong and a positive sign as we work towards launching the new STR products in CoStar that Andy talked about in 2021.

Overall, we expect double-digit revenue growth in the 10% to 12% range from the Information Services sector in 2021, starting at approximately 7% revenue growth in the first quarter of 2021 and improving as we continue throughout the year.

We had another great year in the Apartments business with 23% growth in the fourth quarter and 22% revenue growth for the year, all of which is organic growth. The number of properties advertising with us increased around 10% in the fourth quarter, while the average revenue per property increased by approximately 11%. The revenue per property increase is a result of customers continuing to trade up to higher value ad packages as we did not raise pricing on our rate cards at all during the year.

For 2021, we expect to see continued strong performance in sales and revenues for Apartments with revenue growth of approximately 20% in the first quarter and 19% to 20% for the full year. That was my 20% growth alarm. It goes off every time I get a business growing over 20% organically in a quarter. We expect 2021 revenue growth in dollar terms will exceed the dollar revenue growth in 2021 for apartments as we continue to focus efforts on penetrating the mid and the small property market sectors.

The Commercial Property and Land sector grew 51% in the fourth quarter and 31% for the full year, including the impact of the Ten-X acquisition. Organic growth was 15% for both the fourth quarter and the full year, respectively. For 2021, we expect total revenue growth for Commercial Property and Land in the range of 45% to 50% for both the first quarter and for the full year. Organically, excluding the revenue from the Ten-X and Homesnap acquisitions, we expect growth of approximately 20% for the full year.

LoopNet revenue growth was stronger than ever at 20% for the full year of 2020 and 20% in the fourth quarter, with Signature Ad revenue growing 50% on a full year basis. We expect LoopNet revenue growth to continue at around 20% in 2021 with growth of around 15% to 16% in the first quarter against tougher year-over-year revenue comparisons. Revenue in our Land and small business marketplaces were essentially flat in the fourth quarter and grew at single-digit rates for the year. The small business marketplace, in particular, was sharply impacted by the pandemic in 2020. We expect growth rates to recover in both Lands and business for sale marketplaces in 2021 with revenue increases in the 8% to 10% range.

Ten-X delivered a strong finish to the year with $19 million of revenue in the fourth quarter and $32 million in revenue in 2020, exceeding our initial revenue estimates and delivering positive pro forma growth year-over-year since the acquisition. Now each of the years — 3 years prior to our acquisition of Ten-X, revenue had declined by approximately $10 million per year. Of course, one positive data point is not yet a trend, but the metrics so far are promising for Ten-X, as Andy talked about.

And due to the transactional nature of the revenue in Ten-X, we expect to see revenue fluctuate from quarter-to-quarter depending on economic conditions, historical seasonality as well as our own investment and integration initiatives. Historical seasonality for Ten-X indicates lower transaction volumes typically in the first quarter and stronger volumes in the fourth quarter. Our 2021 forecast assumes around $50 million to $55 million of revenue for Ten-X with approximately 20% of that revenue in the first quarter. We have built our revised pricing rate card for Ten-X into our outlook, but have not assumed a material volume lift from distressed property sales or from our marketing investments in 2021, making this what I consider a relatively cautious forecast until we see how the year starts to turn out for the business.

Homesnap is our latest addition to the Commercial Property and Land family, having completed the acquisition in late December of 2020. We did not include any Homesnap results for the handful of days that we owned the company in 2020.

Homesnap revenues are comprised of both advertising and subscription revenue, with advertising making up approximately 2/3 of the revenue. Our 2021 forecast assumes around $50 million of revenue for Homesnap with approximately $10 million of that revenue in the first quarter. Pro forma growth rate of the business is a little over 20% year-over-year in 2021. Profit contribution of Homesnap in 2021 is expected to be around negative $5 million. As we continue to invest for growth, we absorb both the acquisition deferred revenue adjustments, which are typical on acquisitions of this type and the cost of moving the approximately 165 Homesnap employees to our CoStar compensation and benefit plans.

Our gross margin was 82% in the fourth quarter and 81% for the year, up 2 full percentage points from last year and 4 full percentage points from 2019. This is a great reflection of the strong leverage that’s inherent in our subscription business model. We believe we can continue to deliver revenue growth over our underlying platforms and produce margin improvements over time.

We expect gross margin of approximately 81% for 2021 with margins early in the year around 80% as we add Homesnap to our results and improving to around 82% by the end of 2021.

Net income was $36 million in the fourth quarter and $227 million for the full year, which, as I mentioned, includes the tax-effected impact of the $59.5 million of one time charges relating to RentPath. Our effective tax rate was 23% for the fourth quarter and 16% for the full year.

Fourth quarter adjusted EBITDA was $167 million, up 18% from the fourth quarter of last year and came in approximately $23 million above the high end of our guidance range. The improved adjusted EBITDA was a result of outperformance of $9 million in revenue, lower spending on personnel and marketing and improvements in our bad debt levels from earlier in the year, which is certainly a welcome sign. The resulting adjusted EBITDA margin of 38% in the fourth quarter was a full 5 percentage points above the midpoint of our guidance range.

Cash and investment balances were approximately $3.8 billion as of December 31, 2020. We generated almost $0.5 billion in operating cash flow in 2020, $486 million to be exact, and we deployed approximately $440 million of that positive cash flow to buy Ten-X and Homesnap. In addition, if you’ve been following news in Richmond, Virginia lately, which I do religiously, you will have noticed we purchased a parcel of land adjacent to our current Richmond location in the third quarter of 2020, and we recently purchased the Richmond building that we’ve occupied under a sublease for $130 million in the first quarter of 2021. Both of these purchases provide a variety of expansion options for our teams in Richmond. Or perhaps we should become a digital commercial property flipper. I hear it’s a trendy new business model that is emerging these days. I will leave that for a future earnings call.

Onto the performance metrics, which won’t include anything for Homesnap until future quarters.

We achieved $49 million of net new sales in the fourth quarter, rounding out a great second half recovery in sales following the pandemic disruption in the first half of the year. We saw continued solid sequential improvement in CoStar bookings and another very strong quarter in Apartments. The strength of our sales efforts, along with planned investments in both sales and marketing in the coming year are expected to keep us on track for strong double-digit organic growth in our subscription businesses in 2021.

Our sales force totaled approximately 900 people at the end of the fourth quarter of 2020, an increase of around 40 people from the third quarter and up over 50 people from the fourth quarter of 2019. We continue to build out our dedicated LoopNet sales team, as we discussed last quarter, which accounted for most of the growth in our sales team in the fourth quarter. So for perspective, at the end of 2020, our largest sales organizations are CoStar with 340 salespeople, Apartments with around 320 salespeople and LoopNet with 115 salespeople.

The renewal rate on annual contracts for the fourth quarter of 2020 was 90%, slightly better than the 89% in Q3. It’s great to see our renewal rate moving back up. You recall earlier this year that there were concerns of a deeper, more sustained drop in renewal rates, similar to what we saw in the last recession, but it looks as though those concerns can be laid to rest at least for now. In fact, the fourth quarter 2020 renewal rate is essentially in line with the fourth quarter of 2019.

The renewal rate in the fourth quarter for customers who have been subscribers for 5 years or longer was 95%, in line with the renewal rate of 95% in the third quarter of 2020.

Subscription revenue on annual contracts accounts for 78% of our revenue in the fourth quarter, down approximately 5 percentage points compared to last year. The decline is entirely due to the addition of Ten-X into the portfolio this year. If we include subscriptions on shorter duration contracts, such as 3, 6 or 9 months, approximately 92% of our revenue is subscription-based.

I will now discuss our outlook for 2021 and the first quarter.

We expect full year revenue in the range of $1.925 billion to $1.945 billion in 2021, which implies an annual growth rate of 17% at the midpoint for the year. As I mentioned previously, our outlook includes approximately $50 million for the Homesnap business, which we acquired at the end of 2020. On an organic basis, excluding the full year impact of Homesnap and Ten-X which we acquired in mid-2020, we expect growth of approximately 12% to 13% for the full year of 2021. We anticipate organic growth rates will be lower in the first quarter in the 11% to 12% range as this is expected to be the low quarter for CoStar Suite. Throughout the year, we expect organic growth rates to improve sequentially and finish the year around 14%.

For the first quarter of 2021, we expect revenue in a range of $450 million to $455 million, representing revenue growth of 15% year-over-year at the midpoint of the range.

For the full year of 2021, we expect adjusted EBITDA in the range of $640 million to $650 million, which implies an adjusted EBITDA margin of a little over 33% at the midpoint of this range. Excluding both the revenue and the adjusted EBITDA of Homesnap, our adjusted EBITDA margins are expected to improve by approximately 120 basis points in 2021 to 34.5%, compared to the adjusted EBITDA margins of a little over 33% that we achieved in 2020. So overall, our underlying margins are improving over 100 basis points year-over-year in 2021 to a little over 34%, prior to the acquisition of Homesnap.

We plan to increase our investment in marketing in 2021 to support the significant growth opportunities we have in both LoopNet as well as the Ten-X business. We expect total marketing costs of approximately $345 million in 2021, an increase of around $70 million over our marketing costs in 2020. The Homesnap acquisition brings along a little over $20 million of the increased marketing spend, with the remaining net increase focused on LoopNet and Ten-X, as Andy talked about.

When you think about it, just a few years ago, increased investments of this scale, like the ones we expect in 2021, would have had a significant negative drag on our profitability. What’s becoming increasingly obvious is that with the increasing scale of the company, we are now able to invest much more aggressively for future growth, while at the same time improving our profit margins. For example, in 2021, our expense growth without counting the recent acquisitions year-over-year into our results, is probably around $120 million, which happens to be about the same amount of marketing investment that was made back in 2015 when we launched Apartments.com. You may recall at that time that $120 million Apartments.com marketing investment wiped out all of the CoStar Group’s profit. By contrast, in 2021, we can make that same sized investment, and not only will it not decrease our profit level, but we will generate close to $100 million more adjusted EBITDA in 2021 than we did in 2020. This is a significant growth advantage as we continue to enter new market sectors.

We expect adjusted EBITDA of approximately $140 million to $145 million in the first quarter of 2021 for an adjusted EBITDA margin of between 31% and 32% and up approximately $20 million compared to the first quarter of last year.

In terms of the timing of adjusted EBITDA across the remaining quarters of the year, we expect second quarter adjusted EBITDA slightly lower than the first quarter as our marketing expense typically increases in the second quarter.

In the third quarter, adjusted EBITDA is expected to move back up above the first quarter level, with fourth quarter increasing significantly as the marketing spend is expected to tail off near the end of the year.

In terms of earnings, we expect full year non-GAAP net income per diluted share of $10.83 to $11.03 based on 39.7 million shares.

For the first quarter of 2021, we expect non-GAAP net income per diluted share in the range of $2.33 to $2.43 based on 39.5 million shares.

Now with 2020 in the rearview mirror, I believe we’re firmly on track to achieve our long-term objectives of $3 billion in run rate revenue and 40% adjusted EBITDA margins in 2023. 2020 was certainly an amazing year for CoStar Group. We ended the year with strong double-digit revenue growth, both in total and organic revenue growth. And despite the continuing global pandemic and uncertain economic environment, we generated over $0.5 billion of profit and nearly the same in operating cash flow while strengthening our balance sheet with both equity and investment-grade debt. The acquisitions we completed represent significant strategic and financial growth opportunities for the company, and the acquisitions we are pursuing can truly transform the business.

Thank you for supporting CoStar this year in so many ways, and I look forward to updating you on our results as we navigate the year 2021.

Bill, I’ll turn the call now back over to you so you can issue the ground rules for today’s fun and exciting question-and-answer session.

Bill Warmington

Thank you, Scott. Two items before we start the Q&A this evening. (Operator Instructions) And second, a reminder that we will not be taking any questions about our bid to acquire CoreLogic.

Angela, would you please assemble the questioners for the queue.

Questions and Answers

Sterling Auty—JPMorgan Chase & Co, Research Division—Senior Analyst

So in terms of the marketing investment that you’re making across the business, what gives you the comfort that now is the right time that you can actually lift the gas pedal on spending for Apartments for the multifamily segment?

Andrew C. Florance—CoStar Group, Inc.—Founder, Director, President & CEO

Well, we are, I would say that we’ve got the pedal down pretty firmly. We’re well over $200 some million there on that. We’re not increasing it. We’re easing it off a little bit, but we’re still there at a very aggressive pace. So it’s a little bit of net new investment into Ten-X and LoopNet, but we think we need to balance those investments across the whole portfolio. And we think the ROI in LoopNet and Ten-X will be more impactful over the next 2 to 3 years and a similar investment Apartments.com. That’s not to say anything negative about Apartments.com, but we’ve had the pedal down pretty hard there for a while.

Peter Corwin Christiansen—Citigroup Inc. Exchange Research—Research Analyst

Andy, outside — obviously, outside of CoreLogic, how are you feeling about the M&A environment? Are there other potential assets out there that are of interest? And how are you feeling about valuations for potential acquisitions?

Andrew C. Florance—CoStar Group, Inc.—Founder, Director, President & CEO

Sure. So other than the $6.9 billion or $7 billion deals out there, there actually are other things out there that we are engaged with and developing. We have definitely — and so that is not the only thing occurring. There are other things occurring. They all have a similar theme right now for us. They’re all going — they’re supporting the kinds of directions you’re already familiar with. They’re just strategic building blocks on the same theme. The valuations, I would say that I have certainly seen a couple of deals going by at valuations that left me very, very comfortable not to participate. And I took my hat off to those folks and said, “Wow, good work. That’s a heck of valuation.” But there are a couple of things recently. And usually, my skepticism on some of the valuations I’ve seen in some places recently are around the total addressable market relative to the valuation. So they may be performing well in their context or in their field, but their field is relatively small and doesn’t have the long-term growth. So there’s a little frothiness out there, but there are also some real value plays out there that we’re focused on.

Ryan John Tomasello—Keefe, Bruyette, & Woods, Inc., Research Division—Analyst

Andy, I was hoping you could dive a bit deeper into your strategy for entering the residential portal space. There’s obviously a lot to talk about there, but I think 1 key question is how you intend to cost effectively build consumer traffic considering the existing well-branded competition in that space? What traffic synergies do you think the existing Apartments.com audience can provide? And is there any competitive advantage that Homesnap’s strong user base of agents can bring to help you build that consumer traffic on the residential side?

Andrew C. Florance—CoStar Group, Inc.—Founder, Director, President & CEO

Yes. So we’re not — we’ve obviously been thinking about this and building that strategy and we believe there is a pathway to build organic traffic very cost effectively. We are not in a position to share our thinking on some of that right now for competitive reasons. But I think that these things, building traffic, does not happen overnight. I mean these things, you build this up through time. We obviously know how to build up traffic through time. We’ve done that. Any time we enter into a new space and try to build traffic, there’s generally skepticism that you can build traffic in that space through time. And we’ve proven we can do that.

And in particular, we entered the apartment space 7 years after Zillow and made it a significant priority. We ultimately were clearly more successful in doing that. I think one of the important considerations as you build a marketplace or build traffic on a marketplace is what is your revenue model and how much — how strong is that revenue model? And will that revenue model fund investments to continue growing traffic? Or is your revenue model actually a drag on your ability to grow traffic? And I think we see those conditions existing in the home sale market. Definitely, definitely Homesnap is a useful component of this, and there’s 1 or 2 other useful components that we’re looking at. But there’s no guarantees on any of these things, but we are pretty excited to get working on it, and we have a pretty clear view as to where we think we can take it and how we can get it there.

And I’m sorry, I can’t give you more detail and stuff, but I want to have success in telling you about it, we’ll make it less likely.

Keen Fai Tong—Goldman Sachs Group, Inc., Research Division—Research Analyst

Commercial Property and Land saw a step up in organic revenue growth this quarter as you continue to sell higher-tier ads in LoopNet and you’re guiding a further acceleration in 2021. How much of your client base do you believe you’ve penetrated with higher tier ads in LoopNet? And how sustainable is 15% to 20% plus organic growth in commercial property and land?

Andrew C. Florance—CoStar Group, Inc.—Founder, Director, President & CEO

I really appreciate that question. I really do. So we have just — I mean, it is really early, early days on these higher tier ads. So we’ve been very successful with that standard ad placement. In fact, in some markets, we have too much penetration. In Southern Florida, we might be 80-some percent penetrated, which I think is too high. But I think we are less than 1% penetrated in these higher tier ads. And that’s because we’ve just begun to really focus on bringing them out. As you remember, we acquired LoopNet. We separate out the information side from LoopNet, upsell in CoStar, and then began developing more fully the potential LoopNet marketplace. We began aggressively bringing the Apartments.com-style tiered advertising levels into LoopNet last year. It was the first time we began doing that. So this is really the first year of doing that properly and aggressively. And you have — I think there’s — if we have 1,000 or 75,000 we’re keeping an eye on, but you have 2 components moving. One is penetration into which properties want to move up that prominence level in LoopNet; and the other is what people are willing to pay for that top position. And both those items are moving. So it’s sustainable for a decade or more. I feel comfortably that we could sustain this for a long, long time.

Jeffrey P. Meuler—Robert W. Baird & Co. Incorporated, Research Division—Senior Research Analyst

Yes. On the opportunity to upsell existing Comps and Tenant module clients into Suite since that’s where the innovation is going, can you just help size up how big of an opportunity that is? Like how much of the revenue base for that line item is still for Comp or Tenant module clients? How much uplift do you typically see when they transition over to Suite, et cetera?

Andrew C. Florance—CoStar Group, Inc.—Founder, Director, President & CEO

Sure. So I’m going to be giving you — these are not precise numbers, I’m just going to give numbers that are an educated guesstimate in order to give you a feel. I believe probably 15%, 20% of that customer base is not on the full suite. And I think that typically, it is a doubling as they go into the full Suite. And any time you do something like it, definitely, it’s time for us to do this. And I think it’s an opportunity that a reflection maybe we should have done it last year. But now as we bring in the CMBS and the international and STR, and we think we have another 3 or 4 innovations coming in that are equally powerful, as we keep doing this, we need to — it’s time to leave behind these partial solutions. It just doesn’t represent our brand well. And we can — it actually saves us money to stop supporting these lesser modules. And I — so I think it’s in the tens of millions of revenue, potential revenue, comfortably. And I think more importantly, I think when it’s done, I think the customer is happier. I think they appreciate a much more powerful product. And they just — half of it is they just don’t know what they don’t have.

Brett Richard Huff—Stephens Inc., Research Division—MD

My one question is, Scott, you mentioned the TTM retention rate. I think you said it was 90 this quarter versus 89 last quarter. That’s a question that we’ve gotten a lot, and we’ve obviously paid a lot of attention to that. Could you unpack that a little more? Is that — is that small brokers not maybe going out of business as much as we thought? Is it large brokers spending more? Is there a lever in there that could give us more comfort in the resilience of that, in the face of what could be a pretty tough CRE market?

Scott T. Wheeler—CoStar Group, Inc.—CFO

Yes. Sure, Brett. The concerns as we went through the first to second quarter downturn was what — where were these renewal rates bottom out? And if you recall, they went from 90% to down into the low 80s in the last recession. And so we watched closely, really by customer type and by customer size, large customers all stayed with us. There was really no increase at all in drop-off rates from anyone that was 5 or 6 brokers or more or in the owner categories. It was the small brokers that dropped out over the summertime, which also led to a little bit of increase in our bad debt. We saw in the later part of the year, that certainly has trickled off and stabilized. We’re seeing all property — or all customer types as well as customer sizes now are back to, I’ll just say, the renewal rates that we were seeing at the beginning of the year at the end of last year. So it feels like those that were going to drop out have dropped out, and the rest are operating in a stable way, and our sales are picking up. So momentum is good.

Direction of travel is good. And we think that that will continue into 2021.

Mario J. Cortellacci—Jefferies LLC, Research Division—Equity Analyst

Maybe you can continue with that thought on retention. And actually, maybe can you talk more about your sales cycle? And during Q2 last year, that was more or less frozen. Decision making basically stopped. And just wanted to see, do you think some of the success in the back half of the year was just some of that Q2 being pushed to the right? Or is this more or less sustainable going into 2021? And even maybe with a ramp in GDP and economic activity in 2021, is there a lot of room for you guys to beat your guidance based on that?

Scott T. Wheeler—CoStar Group, Inc.—CFO

So when we — when we saw the response in mid-2020, especially in the Marketplaces with the online traffic going to record levels and then the sales accelerating, we assumed that, one, there’s clearly the pandemic effect in there; and then there’s, I think, a continued longer-term adoption that will stick from that and that experience, both from a customer perspective and our sales effectiveness perspective. So certainly, there’s more online eyeballs. There’s more effectiveness of the online advertising. And the effectiveness of our media that our customers can use to tour properties, clearly, are a big hit in the year. On the other side, our sales effectiveness in our Apartments.com sales force able to effectively and professionally connect with our customers and prospects through Zoom and remote working actually produced thousands of more effective customer meetings and maintained their same high NPS scores throughout the year, allowing them to generate more sales per person than they have ever before. So we don’t see either of those trends backing down, either as we come out of the end of this year or going into next year. And with the momentum we have building our mid-market sales force, which we will increase, the growth we’re starting to see in the IO property space and then the translation of those same effects into LoopNet as we build our separate sales force in the LoopNet Marketplace, I think we’re going to see that same strength and that same momentum building throughout the year. And we’ll still have the CoStar sales force selling the LoopNet Marketplace products as well until that LoopNet force is built up to full speed. So I think we have a lot of momentum behind us. We had a good bit of marketing to LoopNet. And the future is certainly bright with our sales efforts, as I assume.

Stephen Hardy Sheldon—William Blair & Company L.L.C., Research Division—Analyst

On Ten-X, you talked about not investing heavily yet on the supply side. But have you seen any momentum on the supply side, I guess, in the second half of 2020 with momentum you had bringing in more bidders? And then related to Ten-X, any update on what you’ve seen in terms of distressed property sales? And have you assumed any pickup in distressed activity in the 2021 guidance, so would that be potential upside?

Andrew C. Florance—CoStar Group, Inc.—Founder, Director, President & CEO

Okay. So starting with the second question first. We have not assumed any pickup in distress though that may be possible that, that will happen. Especially as there’s a return to normalcy, some folks will, at that point, calculate, it just doesn’t work anymore. Their property income sheet doesn’t work anymore, or their LTV doesn’t work anymore. So I think there could be, but it’s not in our forecast. We actually are — so we closed that in June?

Scott T. Wheeler—CoStar Group, Inc.—CFO

Yes.

Andrew C. Florance—CoStar Group, Inc.—Founder, Director, President & CEO

Yes — so it hasn’t been long. And so we really jumped into this both feet, and we’re really just on the demand side because that’s the first component you got to build. And it’s really a bit early to really expect any movement on the supply side because we’re just now beginning to turn in results. I was wandering through my neighborhood the other day, I saw 2 guys drinking a lot of beers and chipping golf balls in their front lawns, I stopped and said hello to them, we chatted for a little bit. Determined the guy had just brought 4 multifamily properties to Ten-X that he didn’t expect to sell. And he was really kind of blown away. They sold with a number of bidders. And I love the fact that a neighbor was surprised with how many bidders we had. I think he actually was visiting a neighbor. But that story gets around. He’s going to tell people. He’s with a big brokerage firm. That will get around. But some of the — but that’s slower. Some of the investments we’re making in marketing in 2021, I think absolutely will drive the supply side. So the broad media campaigns about the value of “Don’t auction it, Ten-X it.” “Don’t sell it, Ten-X it.” That will reach a lot of the supply side. Our performance numbers that we can use as sales demonstrations are fantastic, and those will be very compelling. Also the gamification of the product, where we hope to bring in hundreds of thousands of players on the supply side and educate them on the platform while they’re having fun and winning prizes, I think that will drive the supply side. We’re educating Lisa Ruggles’ massive team in Richmond, Virginia to educate the people they talk to all the time when they first bring a property to market, and they’re going to educate them about the opportunities on Ten-X, that should drive the supply side. And then as we grow the number of salespeople, that will grow the supply side. So I think that by — I hope that by the end of 2021, we can report really good progress on both the number of bidders showing up to each property and the number of total properties going to market and the trade rate. And if those things are all coming together, there is the potential for a very significant network effect, and that’s because the results you get from aggregating a huge community of buyers to an online marketplace is, in almost all cases, vastly superior to an off-line, anecdotal e-mail blast kind of nonscale marketplace. So I like where it’s going. And I hope we can show real progress on the supply side and demand side next year. And that’s what we’re working towards. But I’m really pleased with what we’ve done since just the July close. So — and I think the head of Ten-X is on his way over after the call to work on some more stuff with us. Anyhow.

Andrew C. Florance—CoStar Group, Inc.—Founder, Director, President & CEO

And so I think we can wrap up the call. And we certainly — Scott and I appreciate, Scott, Bill and I certainly appreciate you joining us for this fourth quarter year-end earnings call, and we look forward to updating you on more interesting developments on earning calls in the near future. And apologize for our verboseness today, there are a few more extra things going on.

Operator

Ladies and gentlemen, this concludes today’s conference call. Thank you for participating. You may now disconnect your lines.

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